Filed Pursuant to Rule 424(b)(1)
                                                     Registration No. 333-117776

PROSPECTUS
                                   e-SIM Ltd.
                        Up to 19,293,254 Ordinary Shares

         We are filing the registration statement of which this prospectus constitutes a part for the resale, from time to time, by the selling shareholders identified in this prospectus of up to 19,293,254 of our ordinary shares. Such ordinary shares include 12,325,868 ordinary shares that have been issued by us previously; 6,617,050 ordinary shares that are issuable upon the exercise of outstanding warrants; and 350,336 ordinary shares that are issuable upon the conversion of debentures previously issued by us to three lenders.

     We will pay all expenses of registering the foregoing ordinary shares. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders, but we will receive the proceeds from the exercise of the warrants.

     You should read both this prospectus and any prospectus supplement, together with the additional information described under the heading "Incorporation of Certain Documents by Reference" before you decide to invest in our ordinary shares.

     Our ordinary shares are traded on the Over the Counter Bulletin Board, referred to as the OTCBB, under the symbol "ESIM.OB." On October 19, 2004, the last reported sale price of our ordinary shares on the OTCBB was $0.42 per share.

   INVESTING IN OUR ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD
                CONSIDER BEFORE PURCHASING OUR ORDINARY SHARES.

                            ________________________

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
   ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                            _________________________


                The date of this prospectus is October 28, 2004.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT.

WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THEN.

                                TABLE OF CONTENTS

ABOUT THIS PROSPECTUS                                1
THE COMPANY                                          1
THE OFFERING                                         2
RISK FACTORS                                         3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS   18
WHERE YOU CAN FIND MORE INFORMATION                 18
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE     19
USE OF PROCEEDS                                     20
SELLING SHAREHOLDERS                                20
PLAN OF DISTRIBUTION                                29
VALIDITY OF SECURITIES                              31
EXPERTS                                             31
ENFORCEABILITY OF CIVIL LIABILITIES                 31

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, utilizing a "shelf" registration process. Under this shelf process, the selling shareholders may offer up to a total of 19,293,254 ordinary shares, from time to time, in one or more offerings in any manner described under the section in this prospectus entitled "Plan of Distribution."

     Unless the context otherwise requires, all references in this prospectus to "e-SIM," "we," "our," "our company," "us" and the "Company" refer to e-SIM Ltd. and its consolidated subsidiaries.

     All references in this prospectus to "ordinary shares" refer to our ordinary shares, par value 0.1 NIS per share.

     All references in this prospectus to "dollars" or "$" are to United States dollars.

     All references in this prospectus to "shekels" or "NIS" are to New Israeli Shekels.

                                   THE COMPANY

     Our commercial and legal name is e-SIM Ltd. We were incorporated in the State of Israel in 1989 and commenced operation in 1991 as a software development and consultation company. We are subject to the Israeli Companies Law 1999 - 5759, or the Companies Law. The address of our principal executive office is 19 Hartum Street, Jerusalem, 91450 and our telephone number is 972-2-587-0770. Our U.S. agent is our subsidiary, e-SIM Inc., with an address at 225 S. Lake Avenue, Suite 300, Pasadena, California 91101, telephone (626) 584-7810. Our web site address is www.esim.com. The information contained on, or linked from, our web site does not constitute part of this prospectus.

     We offer a line of man machine interface, or MMI, solutions for wireless platform vendors, handset manufacturers and mobile carriers. Based on our proprietary technology, our MMI solutions, tools and services allow our customers to more easily and quickly develop the MMI of a new handset that they intend to introduce.

     Until recently, the handset industry was vertically integrated, so that the leading handset vendors controlled all aspects of the industry, including the technology assets, engineering capabilities, production, branding, distribution and support. This market is now evolving such that the different stages of the development, production and sales process are being conducted by different companies. In the current wireless handset market, platform vendors, who are usually semi-conductor manufacturers, often provide the handsets' main electronic and software components to wireless handset manufacturers in the form of a standardized platform known as a reference platform. These vendors are interested in providing their manufacturing customers with a full reference platform that has been tested and which integrates a variety of components that the manufacturer can customize and develop in a rapid and simple manner to commence manufacturing. Our MMI reference design and the accompanying customization and development tools can be part of the reference platform, thus providing platform vendors with a modular, customizable, pre-integrated MMI solution which they can, in turn, provide to their customers. This modular, customizable, pre-integrated MMI solution can add value to the platform vendors' product, differentiate them from platform vendors who do not have a comparable MMI solution and assist the quick and effective deployment of their platform in the market with little risk.

     While our main efforts are now dedicated to the expansion of our business in the wireless handset markets, we continue our traditional business of providing simulation-based technology for use in the design, development, documentation, promotion, customer support and training of other interactive electronics products and systems. Our RapidPLUS product line allows our customers to use on-screen, graphically accurate and behaviorally complete simulations they created of their products, which we call either LiveProducts and LiveManuals, to help improve these products, reduce the time and cost involved in bringing them to market, effectively train sales and support personnel, reduce the cost and complexity of customer support, and provide a low-cost and efficient method of reaching target consumers.

                                  THE OFFERING

     In May and June 2004, we entered into share purchase agreements with certain investors pursuant to which we issued 1,975,000 of our ordinary shares at a price per share of $0.50 and warrants to purchase 493,750 of our ordinary shares at $0.75 per share for an aggregate purchase price of $987,500. In connection with the consummation of the foregoing transactions, we issued warrants to purchase 12,188 ordinary shares at an exercise price of $0.75 per share as a finder's fee. Each of the warrants is immediately exercisable in full and has a five-year term. We did not receive any independent consideration for our issuance of the warrants to the investors who purchased our ordinary shares and to the finder, but we will receive the proceeds from the exercise of the warrants. We agreed with the investors in the foregoing transactions to register for public resale all of the ordinary shares issued to them in the private placements and all of the ordinary shares issuable to them upon exercise of the warrants. This prospectus has been prepared, and the registration statement of which this prospectus is a part has been filed with the SEC, to satisfy our obligations to the investors in the foregoing transactions.

     In addition, this prospectus and the registration statement of which this prospectus is a part have been prepared to register an additional 3,750,000 ordinary shares beneficially held by certain selling shareholders who are affiliated with us, 6,600,868 ordinary shares and 6,111,112 ordinary shares underlying warrants currently held by an investor in and certain lenders to our Company and 350,336 ordinary shares underlying debentures issued by us to two Israeli banks that had previously extended to us certain loans and a loan extended to us by another lender, as more fully described under "Selling Shareholders".

     Investing in our ordinary shares involves risks. You should carefully consider the information under "Risk Factors" beginning on page 3 and the other information included or incorporated by reference in this prospectus before investing in our ordinary shares.

                                  RISK FACTORS

     THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS TOGETHER WITH THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR ORDINARY SHARES. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE PRESENTLY NOT AWARE OF, OR THAT WE CURRENTLY DEEM IMMATERIAL, MAY ALSO ARISE. IF ANY OF THE FOLLOWING RISKS OR OTHER UNKNOWN RISKS ACTUALLY OCCURS, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED. IN THAT CASE, THE TRADING PRICE OF OUR ORDINARY SHARES COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. THE RISKS DESCRIBED BELOW ARE NOT NECESSARILY IN ORDER OF DEGREE OR MAGNITUDE OF RISK.

     WE HAVE FUTURE CAPITAL NEEDS AND THE AVAILABILITY OF ADDITIONAL FINANCING ON FAVORABLE TERMS OR AT ALL IS UNCERTAIN. As of July 15, 2004, we had cash and cash equivalents of approximately $500,000 (including an investment of $2,487,500 received from the investors in the May and June 2004 investments, on whose account we are registering ordinary shares for resale hereunder) and borrowing capacity of approximately $900,000 under our existing credit line. Our ability to generate revenues and manage costs as anticipated may be adversely affected by a variety of factors, including those discussed in this Risk Factors section. If we are unable to generate sufficient revenues from operations, or if acceleration of our bank loans is demanded by the lenders upon the occurrence of an event of default under the loan agreements, we would be required to seek to raise additional capital through public or private debt or equity issuances. Events of default under our loan agreements include, among others, non-payment of scheduled principal and interest payments, our liquidation or the occurrence of events after January 31, 2005, in the case of one of the banks extending us loans (in respect of $500,000 of our total debt to that bank prior to that date), and after August 14, 2005, in the case of the other bank, that the banks believe harm or might harm our ability to perform our obligations under the loan agreements. Additional debt or equity financing, whether obtained through public or private debt or equity financing, may not be available when needed or may not be available on terms acceptable to us. In addition, if additional funds are raised through the issuance of equity securities, the net tangible book value per share may decrease, the percentage ownership of our then current shareholders may be diluted and such new equity securities may have rights, preferences or privileges senior or more advantageous to those of the holders of our ordinary shares. If additional financing is not available when needed, our business and financial condition will be materially adversely affected, we may be forced to discontinue operations or to pursue a sale of our company or a substantial part of our assets on terms, which if available at all, may not be favorable to us or our shareholders.

     IF OUR SHAREHOLDERS DO NOT APPROVE AN EQUITY INVESTMENT IN RESPECT OF CERTAIN INTERESTED PARTY INVESTORS, WE WILL BE REQUIRED TO REPAY THE INVESTED FUNDS AND MAY NOT HAVE SUFFICIENT CASH TO DO SO. In May and June 2004 we entered into an equity investment agreement with certain investors on whose account we are registering ordinary shares for resale hereunder, including Marc Belzberg, our chairman, chief executive officer and one of our major shareholders, Gibralt Capital Corporation, or Gibralt, a party controlled by Samuel Belzberg, one of our directors and Marc Belzberg's father, and Lisa Belzberg, Marc Belzberg's sister and Samuel Belzberg's daughter. These members of the Belzberg family, or the Belzberg Family, invested $1,500,000 in return for 3,000,000 of our ordinary shares, at a price of $0.50 per ordinary share, and received warrants to purchase 750,000 of our ordinary shares, at an exercise price of $0.75 per share. The transaction was approved by our board of directors and audit committee. The investment by the Belzberg Family is subject to shareholder approval since they are "related parties" according to the Israeli Companies Law, 5759-1999, or the Companies Law. We plan to submit the transaction for shareholder approval at our next general meeting of shareholders, where it must be approved by a majority which includes the holders of at least one-third of the votes present at the meeting, in person or by proxy, and voting on the transaction who are not related parties, unless our shareholders who are not related parties and who vote against the resolution do not represent more than one percent of our total outstanding voting rights. We cannot assure you that this transaction will be approved by our shareholders. According to the terms of the foregoing share purchase agreement, if our shareholders do not approve the investment by November 10, 2004, such agreement will be null and void with respect to the Belzberg Family and we will be obligated to repay such funds together with accrued interest at a rate equal to the six-month LIBOR prevailing on May 10, 2004. Each of Marc Belzberg, Gibralt and Lisa Belzberg has agreed that, notwithstanding the foregoing, we will not be required to repay these funds to them until August 31, 2005, if doing so would affect our ability to continue operations as a going concern. If our shareholders do not approve the investment by the Belzberg Family, and consequently we will be required to repay to the Belzberg Family their invested amount by August 31, 2005, we will be required to raise additional capital through public or private debt or equity issuances. Additional debt or equity financing, whether obtained through public or private debt or equity financing, may not be available when needed or may not be available on terms acceptable to us. In addition, if additional funds are raised through the issuance of equity securities, the net tangible book value per share may decrease, the percentage ownership of our then current shareholders may be diluted and such new equity securities may have rights, preferences or privileges senior or more advantageous to those of the holders of our ordinary shares. If additional financing is not available when needed, our business and financial condition will be materially adversely affected, we may be forced to discontinue operations or to pursue a sale of our company or a substantial part of our assets on terms, which if available at all, may not be favorable to us or our shareholders.

     WE MAY NOT HAVE SUFFICIENT CASH ON HAND TO MAKE THE PAYMENTS THAT WILL BE DUE ON OUR OUTSTANDING BANK LOANS BEGINNING FEBRUARY 28, 2005. In February, May and July 2004, we entered into agreements amending certain provisions of our prior agreements with certain banks. As part of these amendments, the scheduled maturity of the loans the banks provided to us was extended. As of July 15, 2004 our debt to the banks was an aggregate of approximately $1.5 million, which sum does not include borrowing capacity of approximately $900,000 under our existing credit line with one of these banks which has not been utilized as of the date of this prospectus. Pursuant to the amended terms of the agreements, we are required to repay monthly principal payments to these banks beginning February 28, 2005. The banks can demand acceleration of payment of the loans prior to the agreed payment dates upon the occurrence of an event of default under the loan agreements, such as non-payment of scheduled principal and interest payments, our liquidation or the occurrence of events after January 31, 2005 in the case of one of the banks extending us loans (in respect of $500,000 of our total debt to that bank prior to that date) and after August 14, 2005 in the case of the other bank that the banks believe harm or might harm our ability to perform our obligations under the loan agreements. We may not have sufficient cash on hand to make principal or interest payments when due, or if acceleration is demanded by the banks. If we are unable to make principal or interest payments when due, our business and financial condition will be materially adversely affected. The banks have a security interest in our right to receive revenues pursuant to agreements with two major customers and in the event of a default under the terms of the agreements, the revenues from these customers would not be available to us and our business will be materially adversely affected. In any such event, we may be forced to discontinue operations or to pursue a sale of our company or a substantial part of our assets on terms, which if available at all, may not be favorable to our shareholders. Additional debt or equity financing to repay these loans, whether obtained through public or private debt or equity financing, may not be available when needed or may not be available on terms acceptable to us. In addition, if additional funds are raised through the issuance of equity securities, the net tangible book value per share may decrease, the percentage ownership of our then current shareholders may be diluted and such new equity securities may have rights, preferences or privileges senior or more advantageous to those of the holders of our ordinary shares.

     WE HAVE A HISTORY OF LOSSES AND MAY NOT ACHIEVE PROFITABILITY. We began operations in 1991 as a software consulting company and began commercial shipment of our initial Rapid software products in 1994. We incurred significant operating and net losses in every fiscal year since our inception and expect to continue to incur losses in the future. While in our fiscal year ended January 31, 2003 our revenues increased to $6.2 million, a 24% increase compared with $5.0 million in our fiscal year ended January 31, 2002, our revenues in our fiscal year ended January 31, 2004 were $4.5 million, representing a 28% decrease compared to our fiscal year ended January 31, 2003. As of January 31, 2004, we had an accumulated deficit of $42 million. Our net losses for our fiscal year ended January 31, 2004 were $4.2 million, an increase of 147% compared with net losses of $1.7 million for our fiscal year ended January 31, 2003. We expect net cash outflows and net operating losses will continue through at least the end of our fiscal year ended January 31, 2005 and may continue thereafter. We cannot assure you that we will be able to achieve or sustain profitability. In order to do so, we will need to significantly increase our revenues and appropriately control our expenses.

     Our future prospects should be considered in light of the challenges frequently encountered by companies in new and rapidly evolving industries. These challenges include establishing and increasing market acceptance of our products and systems, responding effectively to competitive pressures, offering high quality customer service and support, introducing, on a timely basis, advanced versions of, and enhancements to, our existing products and successfully marketing and supporting these advanced versions and enhancements. We may not be able to satisfactorily address these risks cost-efficiently or at all.

     THE PROPORTION OF OUR REVENUES DERIVING FROM SERVICES HAS INCREASED AT THE EXPENSE OF REVENUES DERIVING FROM SALES OF PRODUCTS. IF THIS TREND CONTINUES, IT MAY ADVERSELY AFFECT OUR GROSS MARGINS AND PROFITABILITY. Our revenues from the sale of products decreased to approximately $1.8 million in our fiscal year ended January 31, 2004 from approximately $3.3 million in our fiscal year ended January 31, 2003 and approximately $3.0 million in our fiscal year ended January 31, 2002. Our revenues from services decreased in our fiscal year ended January 31, 2004 to approximately $2.7 million from approximately $2.9 million in our fiscal year ended January 31, 2003, a decrease from approximately $2.0 million in our fiscal year ended January 31, 2002. Our gross margin from products is higher than our gross margin from services, since our cost of services, which includes expenses of salaries and related benefits of the employees engaged in providing the services, is relatively higher than our cost of products. If this trend continues, our gross margins and profitability may be adversely affected.

     WE ARE HEAVILY RELIANT ON THE SALE OF ONE FAMILY OF PRODUCTS TO ONE MARKET. Sales and services related to our RapidPLUS product family have accounted for substantially all of our revenue. If sales of our RapidPLUS family products decline, or fail to grow, or the profit margin on these products decreases significantly, our business, financial condition and results of operations will be materially and adversely affected. In addition, while in the past we offered our products to a wide range of customers, since we changed our business model our target market has been narrowed to include only wireless handset platform developers, handset manufacturers and mobile carriers. If we are not successful in penetrating this market and selling our products, our business, financial condition and results of operations will be materially and adversely affected.

     IF WE FAIL TO TIMELY COMPLETE THE DEVELOPMENT AND INTRODUCTION OF NEW PRODUCTS, OUR RESULTS OF OPERATIONS WILL SUFFER. Growth in our sales and revenues is dependent, to a significant extent, upon the commercial success and market acceptance of our products. To this end, we are involved in the development and introduction of new products and applications and advanced versions and enhancements to our existing products. A number of risks are inherent in this process, and we may not successfully complete the development or introduction of these products and applications. The development of new technologies and products is complex and uncertain, and requires close collaboration and continued technological advancement involving multiple hardware and software design teams within our company, our customers and outside suppliers of key components. These factors may result in a failure to introduce new products and applications, and advanced versions of, and enhancements to, our existing products in a timely manner, if at all. In the past, we have, on occasion, experienced delays in the release of new products and product enhancements, including new modules. If we fail to timely complete the development and introduction of new products and applications, and advanced versions of, and enhancements to, our existing products, our results of operations will suffer.

     WE ARE SUBJECT TO RISKS OF TECHNOLOGICAL CHANGE AND NEED TO DEVELOP NEW PRODUCTS AND APPLICATIONS AND NEW VERSIONS OF, AND ENHANCEMENTS TO, OUR EXISTING PRODUCTS. The market for our products is characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements, computer operating environments and software applications, and frequent new product introductions and enhancements. To succeed, we believe we must:

     o anticipate and timely respond to changes in the market for our products and customer expectations;

     o    meet changing and increasing customer expectations;

     o    continue to enhance our existing products;

     o develop and introduce in a timely manner new products and applications and new versions of, and enhancements to, our existing products incorporating technological advances; and

     o    comply with emerging industry standards.


     Our products may become obsolete if we fail to successfully anticipate or react to change. To the extent that one or more of our current or new competitors introduces products that more effectively address customer needs, our business, financial condition and results of operations could be materially adversely affected. In addition, negative reviews or other adverse publicity of our new or existing products could have a material adverse effect on our revenues

     In 2001 we effected a corporate restructuring, which included a reduction of our research and development expenses during our fiscal year ended January 31, 2002 and the quarter ended April 30, 2002 by approximately 50%, primarily by reducing our research and development staff. Although we have increased our research and development staff since then, we still have fewer research and development employees than we had prior to the restructuring. We believe that, to date, these cutbacks have not adversely affected our ability to introduce new products and applications and new versions of, and enhancements to, our existing products and the timing of their introduction. However, the reduction in research and development costs may affect our future revenues and impair our ability to compete in the markets in which we operate in the future. As part of the restructuring, we decided not to proceed with the development of a new product designed to be a new version of our RapidPLUS toolset, and, instead, have relied upon the knowledge gained in the course of development to introduce new modules and versions of our existing RapidPLUS toolset. Although we believe this is a prudent and cost-effective approach to advancing the development of our products, we cannot be sure that these new modules and versions will be sufficiently advanced technologically, gain market acceptance or provide the same long-term return as a new version of our RapidPLUS toolset would be expected to.

     WE HAVE SIGNIFICANT FLUCTUATIONS IN OUR BUSINESS AND OUR RESULTS OF OPERATIONS ARE UNPREDICTABLE. We have experienced, and expect to continue to experience, significant quarterly and annual variations in our results of operations. These variations in our results of operations may make it difficult for investors to make reliable period-to-period comparisons of our performance or predictions as to our future performance and may contribute to volatility in our share price.

     These variations result from a variety of factors, including:

     o    the strength of the market for technology products generally;

     o the timing, composition and size of orders from our customers (which may be impacted by a variety of factors affecting our customers and not directly related to our products and services);

     o    market acceptance of our products;

     o the various types of distribution channels we employ, including direct sales and sales through distributors;

     o the timing of new enhancement or product announcements by us and our competitors;

     o our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and in a cost effective manner;

     o    our ability to offer new products at competitive prices;

     o    our ability to anticipate customer needs and demand;

     o    delays in the implementation of our solutions by customers;

     o    changes in the proportion of service and product revenues;

     o    price and product competition;

     o increases in selling and marketing expenses, as well as other operating expenses;

     o    technological changes;

     o    political instability in the Middle East;

     o    consolidation of our clients;

     o currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate; and

     o the availability of funds to finance implementation of our business plan.


     Moreover, our revenues in each quarter are derived primarily from a few large orders, some of which are from new customers. For example, single orders accounted for 37%, 30%, 23% and 21% of revenues in the first, second, third and fourth quarters of our fiscal year ended January 31, 2004, respectively. The deferral or loss of one or more significant sales could materially affect our operating results in any fiscal quarter, especially if there are significant sales and marketing expenses associated with the deferred or lost sales. Conversely, if we obtain large orders in a particular quarter, our revenues and the rate of growth of our revenues for that quarter may reach levels that may not be sustained in subsequent quarters. Consequently, our inability to obtain large orders from our customers or delays in the shipment of, or payment for, any such order could significantly impact our quarterly results. Conversely, a significant increase in the number of our customers or in our development of new product offerings, or both, could require us to expend significant amounts of money, time and other resources to meet the demand. This could strain our personnel and financial resources.

     In addition, future results of operations may fall below the expectations of our investors, which would likely cause the trading price of our ordinary shares to decline. Our expense levels are based, in part, on our expectations of future revenues. If our revenues are below expectations, our results of operations are likely to be adversely affected. Net income may decline due to decreased revenues because we may not be able to promptly reduce expenses correspondingly to the decrease in revenues. In light of the above, we believe that our business activity and results of operations in any quarter are not necessarily indicative of any longer trends in our business and it may be difficult for investors to evaluate our prospects. You should not rely on period-to-period comparisons of our financial results to predict our future performance.

     HISTORICALLY, OUR REVENUES HAVE BEEN CONCENTRATED IN A FEW LARGE ORDERS AND A SMALL NUMBER OF CUSTOMERS AND OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE LOSE A KEY CUSTOMER. A significant portion of our revenues each year has been derived from large orders from a small number of clients. In our fiscal year ended January 31, 2002, five customers accounted for 45% of our revenues, in our fiscal year ended January 31, 2003 four customers accounted for 52% of our revenues and in our fiscal year ended January 31, 2004, five customers accounted for 60% of our revenues. Although we endeavor to broaden our client base, we expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. The loss of key customers or significant reductions in revenues generated from a key customer would cause our revenues to decline and make it more difficult for us to achieve or sustain profitability.

     WE DEPEND ON CERTAIN KEY TECHNICAL, DEVELOPMENT AND MANAGEMENT PERSONNEL. THE LOSS OF THE SERVICES OF THESE EMPLOYEES AND OUR FAILURE TO HIRE NEW CAPABLE EMPLOYEES AND REPLACE EMPLOYEES WHO LEAVE US WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS. Our future performance depends, to a significant extent, upon the continued service of our key technical, development and management personnel. Competition for these employees can be intense, especially in a number of our key markets and locations, primarily in Israel. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. We may not be able to compete effectively for the personnel we need. The loss of the services of certain of these individuals would have a material adverse effect on our results. None of our employees has a long-term employment contract. Our future success also depends on our ability to continue to attract, train and retain highly qualified technical, development and sales and marketing personnel and we may not be able to attract, train or retain such personnel. If we are unable to hire and integrate such personnel on a timely basis in the future, our business, financial condition and results of operations could be materially adversely affected.

     WE ARE SUBJECT TO COMPETITION IN THE MMI, EMBEDDED SYSTEM APPLICATION SOFTWARE DEVELOPMENT AND INTERNET MARKETS, AND MANY OF OUR COMPETITORS HAVE LONGER OPERATING HISTORIES, GREATER NAME RECOGNITION, ACCESS TO LARGER CUSTOMER BASES AND SIGNIFICANTLY GREATER FINANCIAL, TECHNICAL, MARKETING AND SALES RESOURCES THAN WE DO. The wireless handset MMI market and the embedded systems software development industry are both highly competitive and characterized by rapidly advancing technology. We expect competition to increase in the future. We believe that the principal competitive factors in this industry are technological innovation, functionality, reliability, service, reputation, pricing and the ability to provide integrated solutions.

     In order to maintain and improve our position in both the wireless handset MMI market and the embedded software systems industry, we must continue to enhance our existing products and to develop new products and applications and product and application extensions. The reduction in 2001 in the number of our research and development employees may adversely affect our ability to compete with our competitors by introducing to the market new products and applications and new versions of, and enhancements to, existing products in a timely manner or at all.

     We believe that the main competition in the wireless handset MMI market is from companies that sell the MMI as part of a wider suite of integrated products, including wireless handset platform vendors who have their own in-house MMI solution, such as Infineon Technologies AG, Agere Systems, Inc. and Skyworks Solutions, Inc. and companies that provide core software for wireless handsets and MMI solutions, such as TTPCom and Cybelius Software Oy.

     We believe that the principal competition for our products in the embedded systems market comes from embedded systems applications software development solutions that are developed in-house by our customers or potential customers, rather than those purchased from independent software vendors like us. Many organizations that develop their software solutions in-house have better familiarity with their systems and substantial internal programming resources with the capability to develop specific solutions for their needs. A customer's decision to use our products may involve a fundamental shift in the software development process used by that customer. Consequently, we must persuade many potential customers to replace their in-house solutions, into which substantial resources have been invested, with our products. We also compete with other independent software vendors who provide products addressing certain stages of the development cycle for products incorporating embedded systems applications software. Software providers competing with our products at various stages of the embedded systems applications software development cycle include Cats, Inc., Altia, Inc., Virtual Prototypes, Inc., ZipC, Inc. and Gaio, Inc.

     In the Internet market there are technologies currently available that compete with LiveProducts and which are difficult to compete with, such as Macromedia's Flash and ShockWave Director. Current and potential competitors may develop products that may be more effective than our current or future products and our technologies and products may be rendered obsolete by such developments.

     Many of our existing and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical, marketing and sales resources than we do. Many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our target markets. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than us.

     We expect to face increasing competitive pressures from both current and future competitors. Competitive pressures in our markets could cause us to reduce the prices of our products, which would result in reduced gross profits. We believe that our ability to compete successfully will depend on a number of factors both within and outside our control, including price, quality, availability, customer service and support, breadth of product line, product performance and features, rapid time-to-market delivery capabilities, reliability, timing of new product introductions by us, our customers and our competitors, and the ability of our customers to obtain financing. We may not have the financial resources, technical expertise, or marketing, sales, distribution, and customer service and support capabilities to compete successfully against our current and future competitors. If we fail to compete successfully, our business, financial condition and results of operations will be materially adversely affected.

     WE ARE SUBJECT TO CERTAIN RISKS RELATING TO THE MARKETING OF OUR MMI SOLUTION TO WIRELESS HANDSET PLATFORM VENDORS, WIRELESS HANDSET MANUFACTURES AND MOBILE CARRIERS. In 2003 we changed our business strategy to improve our operating results. Our strategy is no longer based upon reliance on our traditional distributors in the embedded systems market, many of whom were among our largest customers. Instead, we currently concentrate our efforts on establishing long-term distribution contracts with wireless handset platform vendors and direct licensing and development contracts with these vendors and with wireless handset manufacturers and mobile carriers.

     Our revenue model is based upon receipt of a royalty stream from the embedding of our MMI reference design and MicroKernels in handset products sold by wireless handset manufacturers or mobile carriers. We may not be successful in marketing our MMI solution to wireless handset platform vendors, wireless handset manufacturers or mobile carriers. Our wireless handset platform vendor distributors may be unsuccessful in distributing our MMI solution to their customers. Furthermore, the wireless handset manufacturers or mobile carriers may not succeed in marketing the handset units containing our MMI solution. Additionally, the financial condition of any of such wireless handset platform distributors, wireless handset manufactures and mobile carriers could suffer from material adverse changes, which could result in a decrease in orders of our products. In any of the situations described above, our revenues will suffer and our results of operations will be materially adversely affected.

     WE ARE EXPOSED TO RISKS ASSOCIATED WITH INTERNATIONAL SALES, WHICH HAVE ACCOUNTED FOR 70.4%, 96.1% AND 98.9% OF OUR REVENUES FOR OUR FISCAL YEARS ENDED JANUARY 31, 2004, 2003 AND 2002, RESPECTIVELY. A key component of our strategy is to continue to expand operations in existing international markets outside of Israel, and to enter new international markets. Substantially all of our sales have been made and are expected to continue to be made, directly or indirectly, in the international markets, with sales in the U.S., Japan, the Far East (excluding Japan) and Europe representing 16.3%, 9.2%, 11.9% and 33.0%, respectively, of our total revenue for our fiscal year ended January 31, 2004; 20.9%, 44.9%, 10.4% and 19.9%, respectively, of our total revenues for our fiscal year ended January 31, 2003; and 25.0%, 28.2%, 32.2% and 13.5%, respectively, of our total revenues for our fiscal year ended January 31, 2002. We currently maintain direct sales and service offices or personnel in the U.S. and Japan and have distributors and resellers in Europe and the Far East. A substantial portion of our revenues has been made, and is expected to continue to be made, in the U.S., the Far East and Europe, although the relative amount of sales in each of these markets may change. For additional information see note 13b to our consolidated financial statements for the fiscal year ended January 31, 2004, incorporated by reference into the registration statement of which this prospectus constitutes a part.

     There are certain risks inherent in doing business in international markets, including:

     o    difficulties in collecting accounts receivable, including royalties;

     o    foreign currency risks;

     o    financial and political instability;

     o    longer payment cycles;

     o    lack of acceptance of products not adapted for the local market;

     o    cultural differences in the conduct of business;

     o    difficulties in protecting intellectual property rights;

     o    difficulties in staffing and managing foreign operations;

     o    withholding taxes restricting the repatriation of earnings;

     o    unexpected changes in regulatory requirements;

     o    burdens of complying with a wide variety of foreign laws; and

     o    tariffs and other trade barriers.

     Any of these factors could adversely affect the success of our international operations. In some markets, adaptation of our products to the local culture, language and requirements is critical for local market acceptance of our products and market penetration. We may incur substantial costs and experience delays in adapting our products for local markets, and any adapted product may not achieve market acceptance or generate significant revenues. One or more of these factors may have a material adverse effect on our business, financial condition and results of operations.

     OUR BUSINESS AND FINANCIAL CONDITION COULD BE NEGATIVELY IMPACTED BY THE FINANCIAL INSTABILITY OF OUR CUSTOMERS, DUE TO OUR DEPENDENCY ON THE SUCCESS OF SUCH CUSTOMERS IN SELLING THEIR PRODUCTS IN WHICH OUR RAPID PRODUCTS ARE EMBEDDED. We sell our products and provide services to wireless handset platform solutions vendors, wireless handset manufactures and embedded systems manufacturers and distributors located around the world based on pre-qualified payment terms. Financial difficulties of a customer could cause us a credit risk relating to that customer's receivables. Our inability to collect on our trade accounts receivable from any one of these customers could have a material adverse effect on our business and financial condition.

     WE HAVE RISKS RELATING TO THE LONG SALES CYCLE FOR OUR RAPID PRODUCTS. IN ADDITION, WE ONLY RECOGNIZE REVENUES AFTER OUR CUSTOMERS AND THEIR CUSTOMERS ARE SUCCESSFUL IN SELLING THEIR PRODUCTS IN WHICH OUR RAPID PRODUCTS ARE EMBEDDED, AND THEREFORE THE RECEIPT BY US OF REVENUES IS DEPENDENT ON THE SUCCESS OF OUR CUSTOMERS AND THEIR CUSTOMERS IN SELLING SUCH PRODUCTS. A decision to use our Rapid products often entails a fundamental change in a customer's product engineering methods, and replacement of all or a significant part of a customer's in-house solutions. Consequently, we devote significant marketing efforts to educating potential customers about the benefits of adopting the Rapid methodology. In addition, using RapidPLUS CODE (the code generation module of our RapidPLUS product) involves a risk of embedding machine-generated code in the embedded product. Consequently, customers need to be confident that the generated code functions correctly and efficiently. Moreover, pursuant to our new business model, an increasing portion of our revenues is expected to consist of royalties received by us from the sale by our customers - wireless handset platform vendors - of their own products in which our MicroKernel software is embedded, rather than from the sale of Rapid PLUS licenses. Under this new model, we will only be entitled to receive royalties after such vendors complete the manufacturing of the wireless platforms and sell it to handset manufacturers, who will then develop, manufacture and sell the handsets. As a result of this sales chain, we are exposed to risks relating to our customers' and their customers' volume of sales and their promptness in collecting payments on such sales and then paying us royalties. If our customers fail to successfully sell their products in which our Rapid applications are embedded, we will not recognize revenues, although we will incur costs and expenses relating to the development, support, marketing and sale of such applications.

     In light of the need to educate a customer about the benefits of the Rapid products and convince customers of the reliability of our code generation capability, the critical role software development plays in the customer's business, the significant costs involved in implementing our products on a large scale within that business and our dependency on sales by our customers and their customers to end users, our sales cycle is relatively long. For sales of our Rapid products directly to wireless handset platform vendors, the sales cycle is typically approximately nine to twelve months (but we do not recognize revenues from royalties until such platform vendors sell their product to handset manufacturers, who then sell the handsets to the end users). For sales of our Rapid products to wireless handset manufacturers, the sales cycle is typically six to nine months. Because we do not recognize revenues until the handsets are sold to end users, any significant marketing expenses that we incur before we receive any revenues generated as a result of these efforts (primarily research and development and technical support expenses), would have a material adverse effect on our business, financial condition and results of operations. The length of the sales cycles may continue to increase in light of the more conservative spending by many customers and potential customers due to current market conditions, and may therefore result in a delay in the recognition and receipt by us of revenues, which may adversely affect our profitability and financial position.

     WE ARE SUBJECT TO RISKS OF PRODUCT DEFECTS AS WELL AS OTHER POTENTIAL LIABILITY. As a result of their complexity, software products, including those we develop and market, may contain undetected errors or compatibility problems, particularly when first introduced or when new versions of, and enhancement to, our existing products are released. Errors may not be detected in new products or applications or in new versions of, or enhancements to, our existing products until after they have been shipped, despite our testing as well as the testing and use by current and potential customers. These errors could result in the loss of, or delay in, market acceptance of our products, which could have a material adverse effect on our business, financial condition and results of operations.

     The use of our products for applications in markets where the failure of our products could cause substantial property damage or personal injury could subject us to significant product liability claims. In addition, our products may be used for applications in mission-critical business systems where the failure of our products could result in substantial economic loss. Our license and other agreements with our customers typically contain provisions designed to limit our exposure to potential product liability and other claims. However, the limitation of liability provisions contained in our agreements are not effective in all circumstances and in all jurisdictions. Although we have not experienced any product liability or economic loss claims to date, the conduct of our business entails the risk of such claims. We carry insurance against product liability risks and errors or omissions coverage, but our insurance coverage may not continue to be available to us on commercially reasonable terms or at all, and even if available, may be insufficient to cover certain liabilities.

     In addition, a product liability claim or a claim for economic loss brought against us in excess of, or outside the limits of, our insurance coverage, or a product recall involving our software, could have a material adverse effect on our business, financial condition and results of operations.

     WE DEPEND ON CERTAIN PROPRIETARY TECHNOLOGY AND WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO PROTECT OUR PROPRIETARY RIGHTS. Our success is dependent, to a significant extent, upon our proprietary technology. To protect our proprietary rights, we rely on a combination of copyright, trademark, patent and trade secret laws, together with non-disclosure and other contractual confidentiality procedures, which provide only limited protection. We have registered patents in the United States, Israel, Taiwan and China and have filed patent applications, which are currently pending, in Europe, India, Japan, Hong Kong, South Korea, and Canada in respect of certain aspects of our core technology, and intend to file additional applications in certain other countries. These new patents may not be issued or if issued, these patents may be challenged or invalidated, or may not be of sufficient scope or strength to provide us with meaningful protection or commercial advantage. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, consultants, distributors and development partners that limit access to, and distribution of, our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, it may be possible for unauthorized parties to copy our products or to reverse engineer or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States or Israel. Our efforts to protect our proprietary rights may not be adequate and our competitors may independently develop technologies that are substantially equivalent or superior to our technologies.

     WE DEPEND ON THIRD-PARTY PROPRIETARY TECHNOLOGY. We rely, and expect to continue to rely, on certain software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. Some of this software may be required to complete the development of products that we intend to offer in the future. These third-party providers may not remain in business or continue to support their technology and their technology may not otherwise be available to us on commercially reasonable terms. The loss of, or inability to maintain or obtain any of, software licenses we rely upon could result in delays or cancellations in product shipments until equivalent software can be identified and licensed or developed and integrated with our products. Any such delay or cancellation could have a material adverse affect on our business, financial condition and results of operations.

     WE COULD BECOME SUBJECT TO LITIGATION REGARDING ALLEGED INFRINGEMENT OF THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS, WHICH COULD SERIOUSLY HARM OUR BUSINESS, AND AS A RESULT OF SUCH LITIGATION WE MAY HAVE TO SEEK LICENSES FOR THE USE OF THIRD PARTIES' INTELLECTUAL PROPERTY RIGHTS, WHICH MAY NOT BE AVAILABLE TO US ON REASONABLE TERMS OR AT ALL. Third parties have in the past asserted, and may in the future assert against us, claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. For instance, in 2002, one of our competitors alleged that certain features of our RapidPLUS Express breach that party's copyright, a claim we believe to be without merit and which has not been pursued by that competitor. In addition, based on the size and sophistication of our competitors and the history of rapid technological change in our industry, we anticipate that several competitors may have intellectual property rights that could relate to our products. Therefore, we may need to litigate to defend against claims of infringement or to determine the validity or scope of the proprietary rights of others. Similarly, we may need to litigate to enforce or uphold the validity of our patents, trademarks and other intellectual property rights. Other actions may involve ownership disputes over our intellectual property or the misappropriation of our trade secrets or proprietary technology. As a result of these actions, we may have to seek licenses for the use of third parties' intellectual property rights. These licenses may not be available to us on reasonable terms or at all. In addition, if we decide to litigate these claims, the litigation could be expensive and time consuming and could result in court orders preventing us from selling our then-current products or from operating our business. Any infringement claim, regardless of merit, could result in the expenditure of significant financial and managerial resources and harm our business, financial condition and results of operations.

     WE MAY PURSUE ACQUISITIONS THAT PRESENT RISKS AND THAT MAY NOT BE SUCCESSFUL. IN ADDITION, EVEN IF WE ARE ABLE TO IDENTIFY FUTURE SUITABLE ACQUISITION OR INVESTMENT CANDIDATES, WE CANNOT MAKE ASSURANCES THAT WE WILL BE ABLE TO MAKE THE ACQUISITIONS OR INVESTMENTS ON COMMERCIALLY ACCEPTABLE TERMS OR AT ALL. In the future, we may pursue acquisitions to enhance our technology and diversify our product and service offerings and customer base or for other strategic purposes. We have a limited history of making acquisitions and we cannot be certain that any future acquisitions will be successful. Even if we are able to identify future suitable acquisition or investment candidates, we cannot make assurances that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company's personnel, operations, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. In addition, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

     INFLATION AND CURRENCY FLUCTUATIONS MAY ADVERSELY AFFECT OUR RESULTS. We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar.

     Most of our revenues are generated in dollars and a substantial portion of our expenses is incurred in NIS. The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the dollar.

     The deflation rate in Israel was 2.3% in 2003, while the NIS appreciated against the dollar by 6.9%. As a result, we experienced an increase in the dollar costs of our operations in Israel in 2003, primarily because substantially all our revenues are received in dollars while salaries in Israel are paid in NIS and constitute a significant portion of our expenses.

     We cannot assure you that we will not be materially and adversely affected in the future if the rate of inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of this devaluation lags behind increases in inflation in Israel.

     We do not currently engage in any hedging arrangements to offset risks associated with fluctuations in foreign currency exchange rates, but may do so in the future. As a result, price and exchange rate instability could have a material adverse effect on our business, financial condition and results of operations.

     WE MAY NOT SATISFY THE REQUIREMENTS FOR QUOTATION ON THE OTCBB. IF OUR SHARES ARE REMOVED FROM THE OTCBB, IT WOULD BE MORE DIFFICULT FOR OUR SHAREHOLDERS TO DISPOSE OF OR PURCHASE OUR SHARES AND OUR ABILITY TO RAISE FUNDS THROUGH THE ISSUANCE OF EQUITY SECURITIES WOULD BE MATERIALLY ADVERSELY AFFECTED. In February 2002, our ordinary shares were delisted from the NASDAQ National Market as a result of our failure to meet NASDAQ's continued listing requirements. Trading in our ordinary shares is currently conducted on the OTCBB. If we cannot satisfy OTCBB's requirements for quotation, it may remove our ordinary shares from its service. To continue to be quoted on the OTCBB, we must remain current in our filings with the SEC and must have a market maker for our stock. We may not be able to continue to satisfy these or other quotation requirements in the future. If this occurs, our ordinary shares may be removed from the OTCBB. As a result, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares and the prices of our ordinary shares may be lower than those that might otherwise be available through the OTCBB. In addition, if our ordinary shares are removed from the OTCBB, our ability to raise funds through the issuance of equity securities would be materially adversely affected.

     THE PRICE OF OUR ORDINARY SHARES IS HIGHLY VOLATILE. The price of our ordinary shares fluctuates significantly. For example, the price has ranged from $38 per share in March 2000 to $0.07 per share in October 2002. On July 29, 2004 (the last business day prior to the filing of the registration statement of which this prospectus constitutes a part), the price was $0.34 per share. During our fiscal year ended January 31, 2004, our trading volume was, on average, only 19,575 ordinary shares per day, which has increased the volatility of the trading price of our shares

     Prices of our ordinary shares may fluctuate in response to a number of events and factors, including:

     o    quarterly variations in our results of operations;

     o    changes in our operating expense level or losses;

     o    performance of technology companies generally;

     o new products, services and strategic developments by us or our competitors;

     o    announcements of innovations;

     o changes in financial estimates and recommendations by securities analysts with respect to our company, companies engaged in a similar business or technology companies generally;

     o general stock market conditions, particularly with respect to technology companies;

     o general conditions of the economies of the countries in which we operate; and

     o outbreaks or escalation of hostilities or terrorist incidents in Israel or elsewhere in the world.


     Any of these events may cause our share price to decline, which may adversely affect our business and financing opportunities.

     A substantial portion of our expenses, including most product development, selling and marketing expenses, must be incurred before revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience a shortfall in our projected operating results. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication of future performance. Also, our quarterly results of operations have, on separate occasions, been below the expectations of public market analysts and investors and the price of our ordinary shares subsequently decreased. If this happens in the future, the price of our ordinary shares will likely decrease again.

     In addition, global stock markets have recently experienced and may continue to experience significant price decreases and price and volume fluctuations, which have particularly affected the market prices of the stocks of high technology companies, Internet-related companies and Israeli companies, including us.

     FUTURE SALES OF OUR ORDINARY SHARES IN THE PUBLIC MARKET AND LOW TRADING VOLUME COULD ADVERSELY AFFECT OUR SHARE PRICE. As of July 30, 2004, we had 22,354,151 ordinary shares issued and outstanding (which excludes an aggregate of 3,000,000 ordinary shares, the issuance of which to the Belzberg Family is subject to shareholder approval). Pursuant to the terms of the share purchase agreements of May and June 2004, we are filing the registration statement of which this prospectus constitutes a part for the registration of an aggregate of 2,468,750 ordinary shares issued or issuable under such agreements. In addition, we are filing the registration statement of which this prospectus constitutes a part for the registration of 12,188 ordinary shares that we have agreed to issue as a finder's fee in connection with the consummation of the May and June 2004 share purchase agreements, 3,750,000 ordinary shares previously issued to members or affiliates of the Belzberg Family, and 6,600,868 ordinary shares, 6,111,112 ordinary shares underlying warrants and 350,336 ordinary shares underlying convertible loans held by parties who have exercised rights to request that we include their ordinary shares and ordinary shares underlying such convertible loans in any registration statement that we file. Registration of these shares would generally result in these shares becoming freely tradable without restriction immediately upon the effectiveness of such registration (except that the ordinary shares underlying the warrants will only become freely tradable after such warrants are exercised in accordance with their terms). Future sales of these shares, or the perception that these sales could occur, could adversely affect the market price of our shares. In addition, during the 12-month period ending on July 15, 2004, we experienced a low trading volume of our ordinary shares (consisting of a daily average of approximately 23,043 shares), and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and our share price may be adversely affected.

     IF WE ARE CHARACTERIZED AS A PASSIVE FOREIGN INVESTMENT COMPANY, OUR U.S. SHAREHOLDERS MAY SUFFER ADVERSE TAX CONSEQUENCES. If, for any taxable year, our passive income, or our assets that produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares. We believe we were not a PFIC for our fiscal year ended January 31, 2004. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this decision. Accordingly, we may have been, for the fiscal year ended January 31, 2004, or may become in the future, a PFIC. For a more detailed discussion of the consequences of our being classified as a PFIC, see Item 10.E. Additional Information-Taxation-United States Federal Income Tax Considerations of our annual report on Form 20-F for our fiscal year ended January 31, 2004, which is incorporated herein by reference.

     WE ARE SUBJECT TO RISKS ASSOCIATED WITH JOINT DEVELOPMENT PROJECTS. In the past we have joined other companies in joint development projects, and we may continue to do so in the future. We undertake certain risks when we enter these joint development projects. These risks include:

     o loss of control over the development of aspects of the jointly developed product;

     o loss of control over timing of any module/product introduction and availability; and

     o disputes concerning rights with respect to any technology used or developed in the joint development process.

     In addition, our joint development activities may not result in new products or enhancements and any products or enhancements developed may not be commercially successful.

     IF OUR SHAREHOLDER APPROVE A RECENT INVESTMENT IN US BY CERTAIN RELATED PARTIES, OUR CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS AND HIS AFFILIATES WILL BENEFICIALLY OWN MORE THAN 60% OF OUR ORDINARY SHARES, AND WILL THEREFORE BE ABLE TO EXERCISE CONTROL OVER ALL MATTERS REQUIRING SHAREHOLDER APPROVAL, INCLUDING THE ELECTION OF DIRECTORS AND APPROVAL OF SIGNIFICANT CORPORATE TRANSACTIONS. If our shareholders approve the investment in us by the Belzberg Family, our directors, executive officers and principal shareholders and their affiliates will own beneficially approximately 65.6% of our outstanding ordinary shares and the Belzberg Family will own beneficially more than 60% of our ordinary shares (based on 25,354,151 ordinary shares, which represents the 22,354,151 ordinary shares outstanding as of July 30, 2004 plus 3,000,000 ordinary shares, the issuance of which to the Belzberg Family is subject to shareholder approval). As a result, the Belzberg Family will be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price.

     WE ARE LOCATED IN THE STATE OF ISRAEL, WHICH ENTAILS VARIOUS SPECIAL RISKS. We are incorporated under the laws of the State of Israel, and our principal offices, manufacturing and research and development facilities are located in Israel. Although most of our revenues are currently derived from sales made to customers outside Israel, we are nonetheless influenced by political, economic and military conditions affecting Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since September 2000, there has been an escalation of violence in the West Bank and Gaza Strip and increased terrorist activity within Israel, causing a deceleration of the Israeli economy. Furthermore, several countries restrict business with Israeli companies. We could be adversely affected by further set-backs to the peace process in the Middle East or by restrictive laws or policies directed toward Israel or Israeli businesses.

     We benefit from programs sponsored by the Government of Israel for the support of research and development and marketing, as well as favorable tax rates available to "Approved Enterprises" in Israel. To be eligible for these programs and tax benefits, we must continue to meet certain conditions, including reaching certain revenue and export levels. If we fail to meet these conditions in the future, we could be required to refund tax benefits that we expect to receive. In addition, the Government of Israel has reduced the benefits available under a number of government-sponsored programs and has indicated its intention to further reduce benefits in the future.

     The termination or adverse modification of these programs or our inability to take advantage of them would cause the costs of our operations in Israel to materially increase and result in an adverse effect on the results of our operations as a whole. To the extent that we increase our activities outside of Israel, which could result from, among other things, future acquisitions, these increased activities generally will not be eligible for benefit programs sponsored by the State of Israel. Accordingly, the effective cost of our future research and development activities in particular, and our operations in general, could significantly increase.

     Additionally, all nonexempt male adult citizens of Israel are obligated to perform military reserve duty. Some of our officers and employees are currently obligated to perform annual reserve duty. Furthermore, all these persons are subject to being called to active duty at any time under emergency circumstances. Although we have operated without any material disruption under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

     PROVISIONS OF ISRAELI LAW COULD DELAY, PREVENT OR MAKE DIFFICULT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF OUR SHARES. The Companies Law generally requires that a merger be approved by the board of directors and a majority of the shares voting on the proposed merger. Unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. Finally, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies.

     In certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% or 45% shareholder of the company (unless there is already a 25% or a majority shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares. The described restrictions could prevent or make more difficult an acquisition of our company, which could depress our share price.

     Also, Israel tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

     IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US OR OUR OFFICERS AND DIRECTORS, TO ASSERT U.S. SECURITIES LAWS CLAIMS IN ISRAEL AND TO SERVE PROCESS ON SUBSTANTIALLY ALL OF OUR OFFICERS AND DIRECTORS. We are incorporated in Israel. Most of our executive officers and directors are nonresidents of the United States, and a substantial portion of the assets of these persons is located outside the United States. It may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of U.S. federal securities laws in an Israeli court or to effect service of process upon these persons. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

     YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY ISRAELI LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES OF SHAREHOLDERS UNDER U.S. LAW. We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See Item 6. Management - Board Practices - Approval of Specified Related Party Transactions Under Israeli Law - Shareholder Duties of our annual report on Form 20-F for our fiscal year ended January 31, 2004, which is incorporated herein by reference, for additional information concerning this duty.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains or incorporates historical information and "forward-looking statements," within the meaning of the federal securities laws. Statements looking forward in time are included in this prospectus pursuant to the "safe harbor" provision of the private securities litigation reform act of 1995. They involve known and unknown risks and uncertainties that may cause our actual results in future periods to be materially different from any future performance suggested herein, including all of the risks and uncertainties discussed under "Risk Factors" and elsewhere in this prospectus. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements and you should therefore not rely on these forward-looking statements, which are applicable only as of the date hereof.

     Statements that use the terms "believe," "anticipate," "expect," "plan," "intend," "estimate," "anticipate," "project" and similar expressions in the affirmative and the negative are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections about our business and the markets in which we operate and are subject to risks and uncertainties. Actual events (including our results) could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks discussed in "Risk Factors" above, elsewhere in this prospectus and in the documents we are incorporating into this prospectus and registration statement by reference. Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation nor intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise and we disclaim any obligation to publicly revise any such statements to reflect any change in expectations or in events, conditions, or circumstances on which any such statements may be based.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form F-3, as amended, under the Securities Act of 1933, as amended, or the Securities Act, with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, as amended, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

         We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F, within 180 days after the end of our fiscal year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

     The registration statement on Form F-3, as amended, of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC, may be inspected without charge and copied at prescribed rates at the SEC's Public Reference Room at 450 Fifth Street, NW., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers, directors and principal shareholders are exempt from the "short-swing profits" reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with or submit to it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with or submitted to the SEC will update and supersede this information. We incorporate by reference into this prospectus the documents listed below:

     (a) Our annual report on Form 20-F for the fiscal year ended January 31, 2004, filed with the SEC on July 30, 2004 (SEC File No. 1-14842), as may be amended from time to time;

     (b) Our current reports on Form 6-K, submitted to the SEC on February 3, 2004, March 5, 2004, April 5, 2004, June 2, 2004, June 22, 2004 and
          September 21, 2004; and

     (c) The description of our ordinary shares set forth in the Prospectus dated July 7, 1998, contained in our registration statement on Form F-1 (No. 333-8830) filed with the SEC on July 7, 1998, including any other amendment or report filed for the purpose of updating such description.

     In addition, all subsequent annual reports on Form 20-F, Form 40-F or 10-K, and all of our subsequent filings on Form 10-Q and 8-K filed by us pursuant to the Exchange Act, prior to the termination of the offering, and any reports on Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

     As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document.

     We will deliver to each person (including any beneficial owner) to whom this prospectus has been delivered a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request, and at no cost to the requester. Requests should be directed to:

         e-SIM Ltd.

         19 Hartum Street, Jerusalem 91450
         Israel
         Tel.:      (+972) 2-587-0770
         Fax:       (+972) 2-587-0773
         Attn.:     Yaron Eldad
                    Chief Financial Officer and Chief Operating Officer

                                 USE OF PROCEEDS

     The selling shareholders will receive all of the proceeds from the ordinary shares sold pursuant to this prospectus and we will not receive any proceeds from the sale of the ordinary shares by the selling shareholders. If all of the warrants for ordinary shares offered for resale hereunder are exercised in full, we would realize proceeds, before expenses, in the aggregate amount of $3,679,454. The net proceeds of the exercise of the warrants will be used for working capital and general corporate purposes.

                              SELLING SHAREHOLDERS

     The selling shareholders, including their transferees, pledgees, donees and any of their successors in interest may, from time to time, offer and sell the ordinary shares covered by this prospectus. The ordinary shares and the warrants to purchase ordinary shares were issued to the selling shareholders pursuant to the transactions described below.

     SHARE PURCHASE AGREEMENTS ENTERED INTO IN MAY AND JUNE 2004 AND RELATED FINDER'S FEE. During May and June 2004, we entered into share purchase agreements with certain investors pursuant to which we issued 1,975,000 of our ordinary shares at a price per share of $0.50 and warrants to purchase 493,750 of our ordinary shares at a price per share of $0.75, for an aggregate purchase price of $987,500. Each of the warrants is immediately exercisable in full and has a five-year term. We agreed with the recipients of our ordinary shares and warrants to register for public resale all of the ordinary shares issued to them in the private placements and all of the ordinary shares issuable to them upon exercise of the warrants. Other than the foregoing transactions, we did not enter into any transaction nor have we had any relationship with any of these investors during the past three years.

     Pursuant to the terms of the share purchase agreements, we agreed to prepare and file with the SEC a registration statement on Form F-3, to enable the resale by the investors from time to time on the OTCBB of the shares issued to them and the sale of the shares underlying the warrants issued to them as described above. We also agreed to use reasonable commercial efforts to cause such registration statement, among other things, to remain continuously effective until the earlier of (i) the date on which all of the shares issued and shares underlying warrants issued to the selling shareholders as described above shall have been sold hereunder or (ii) the date on which all of the shares issued and shares underlying warrants issued to the selling shareholders as described above can be sold by holders thereof pursuant to Rule 144(k) promulgated under the Securities Act.

     The investors in such share purchase agreements agreed that we may (i) suspend sales of the ordinary shares registered hereunder after this registration statement is declared effective by the SEC and (ii) require that the selling shareholders cease the sale of such ordinary shares if we are engaged in a merger, acquisition or sale, private or public offering or similar event and our board of directors determines in good faith that, as a result of such activity, (A) it would be materially detrimental to us to maintain a registration statement at such time or (B) it is in our best interest to defer proceeding with such registration at such time.

     In connection with the consummation of the foregoing transactions in May and June 2004, we issued warrants to purchase 12,188 ordinary shares at an exercise price per share of $0.75 to Mr. Shlomo Talitman as a finder's fee (Mr. Talitman received the right to be issued such warrants pursuant to an agreement dated July 29, 2004 between him and Mr. Tomer Zimerman, who in turn received the right to be issued such warrants pursuant to an agreement with the Company dated as of November 25, 2003). At the time of filing of this registration statement, the Company was obligated to issue such warrants to Mr. Talitman. Other than such issuance, we did not enter into any transaction nor have we had any relationship with Mr. Talitman during the past three years.

     BELZBERG FAMILY AND AFFILIATES. Since the issuance to the Belzberg Family of 3,000,000 shares and warrants to purchase 750,000 ordinary shares pursuant to the May and June 2004 securities purchase agreement is subject to approval by our shareholders, the Belzberg Family members have requested that we register for resale other ordinary shares that had been previously issued to members of the Belzberg Family and affiliates thereof and are currently outstanding. Therefore, we are registering for resale (i) 1,250,000 ordinary shares held by Gibralt Capital Corporation, or Gibralt, an entity controlled by Samuel Belzberg, one of our directors and Marc Belzberg's father (in lieu of 1,000,000 ordinary shares and warrants to purchase 250,000 ordinary shares purchased by Gibralt pursuant to the May and June 2004 share purchase agreement); and (ii) 2,500,000 ordinary shares held by Smithfield Investments B.V., or Smithfield, an entity controlled by Marc Belzberg (in lieu of 1,000,000 ordinary shares and warrants to purchase 250,000 ordinary shares purchased by each of Marc Belzberg and Lisa Belzberg pursuant to the May and June share purchase agreement) (such 3,750,000 ordinary shares being registered for resale hereunder are referred to as the "Previously Issued Shares").

     Each holder of Previously Issued Shares has waived all registration rights to which such holder may be entitled pursuant to the terms of the May and June 2004 share purchase agreement in relation to the shares and shares underlying warrants, the issuance of which has not yet been approved by our shareholders.

     The holders of Previously Issued Shares have agreed that, if the issuance to them of 3,000,000 ordinary shares and warrants to purchase 750,000 ordinary shares is not approved by our shareholders, any trading in the Previously Issued Shares being registered for resale hereunder for their and their affiliates' accounts will be subject to certain currently existing limitations. In addition, they have undertaken that, until such time as our shareholders approve the issuance to them of such 3,000,000 ordinary shares and warrants to purchase 750,000 ordinary shares, they will not sell, pursuant to this registration statement, any of the Previously Issued Shares being registered for their or their affiliates' accounts under this registration statement. Furthermore, the holders of Previously Issued Shares have undertaken not to sell, pursuant to this registration statement, an aggregate of 750,000 out of the Previously Issued Shares being registered for their or their affiliates' accounts under this registration statement until the issuance to them of warrants to purchase 750,000 ordinary shares shall have been approved by our shareholders and such warrants shall have been exercised in accordance with the terms thereof.

     Of the holders of Previously Issued Shares and their affiliates, except for Marc Belzberg and Gibralt, neither has held any position or office or has any material relationship with us during the past three years. Marc Belzberg's services as our chief executive officer are provided through Yozma Hofsheet Ltd., an Israeli company beneficially owned by his father, Samuel Belzberg. Marc Belzberg is our chairman, chief executive officer and one of our major shareholders. He also holds 90% of the economic rights (but none of the voting rights) of Bellevue Investment N.V., the parent-company of Smithfield for which, as discussed below, we are registering hereunder certain shares issued to it pursuant to a securities purchase agreement and the conversion of a loan. Gibralt is controlled by Samuel Belzberg, who is Marc Belzberg's father and serves on our board of directors. In January 2004, Gibralt converted $190,000 of a loan it granted us and the interest accrued thereon into 1,458,964 of our ordinary shares at a price per share of $0.14. Of these shares, 1,250,000 ordinary shares are being registered in lieu of 1,000,000 ordinary shares and 250,000 ordinary shares underlying warrants purchased by Gibralt pursuant to the May and June 2004 share purchase agreement and 208,964 ordinary shares are not being registered for resale under this registration statement.

     SMITHFIELD INVESTMENTS B.V. Pursuant to a securities purchase agreement entered into with Smithfield in December 1999, Smithfield is the beneficial holder of 250,000 ordinary shares issued to it under such agreement. Smithfield paid $8.00 per share, which was the average price of our ordinary shares on the NASDAQ during November 1999. These ordinary shares are being registered for resale hereunder.

     Smithfield is the beneficial holder of 5,555,556 ordinary shares that were issued to it in January 2004 upon conversion, at $0.18 per share, of an interest-free, unsecured $1 million loan extended to us by Smithfield on July 31, 2003. In addition, Smithfield has the right to purchase up to 5,555,556 ordinary shares, at $0.54 per share,upon exercise of a warrant issued by us to Smithfield at the time of conversion of the loan, which is exercisable at any time until January 2007. Such issued ordinary shares and ordinary shares issuable upon the exercise of the warrant are being registered for resale hereunder.

     Except for the foregoing, we did not enter into any transaction with Smithfield during the past three years

     VERTICAL VENTURES, LLC. Vertical Ventures is the beneficial owner of 555,556 ordinary shares issued to it on August 1, 2004 pursuant to the conversion, at $0.18 per share, of an interest-free, unsecured $100,000 loan extended to us by Vertical Ventures in July 2003. In addition, Vertical Ventures has the right to purchase up to 555,556 ordinary shares, at $0.54 per share, upon exercise of a warrant issued by us to Vertical Ventures at the time of conversion of the loan, which is exercisable at any time until August 2007. Such ordinary shares and the ordinary shares underlying the foregoing warrant are being registered for resale hereunder.

     Except for the foregoing, we did not enter into any transaction with Vertical Ventures during the past three years.

     ISRAEL DISCOUNT BANK LTD. Israel Discount Bank Ltd., or Discount Bank, is the beneficial holder of 239,756 ordinary shares issued to it upon a conversion of a loan extended to us by the bank. This loan was originally extended on September 19, 2000, at which time Discount Bank received the right to convert a portion of the loan in the amount of $221,344 into 55,336 ordinary shares at a price per share of $4.00. The convertible loan agreement was subsequently amended several times and Discount Bank received additional conversion rights as follows: on August 13, 2002 it received the right to convert a portion of the loan in the amount of $24,497 into 174,980 ordinary shares at a price per share of $0.14; on July 30, 2003 it received the right to convert a portion of the loan in the amount of $24,497 into 174,980 ordinary shares at a price per share of $0.14; and on February 9, 2004 received the right to convert a portion of the loan in the amount of $63,750 into 75,000 ordinary shares at a price per share of $0.85. In December 2003, Discount Bank elected to convert the portions of the loans granted pursuant to the amendments of August 13, 2002 and July 30, 2003 through a cashless exercise, resulting in the issuance of 307,356 ordinary shares, of which Discount Bank had already sold 67,600 ordinary shares. We are registering for resale 239,756 ordinary shares that are currently beneficially held by Discount Bank and an additional 130,336 ordinary shares that may be issued upon conversion of the remainder of the convertible debentures issued to Discount Bank.

     Except for the foregoing, we did not enter into any transaction with Discount Bank during the past three years, other than transactions entered into in the ordinary course of business.

     THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD. The Industrial Development Bank of Israel Ltd., or the Development Bank, holds a debenture convertible into 319,762 ordinary shares, which we issued to it in connection with a loan extended to us by the bank on November 30, 2000 and subsequently amended. The Development Bank received additional conversion rights as follows: on November 30, 2000 it received the right to convert a portion of the loan in the amount of $420,000 into 99,762 ordinary shares at a price per share of $4.21; on August 13, 2002 it received the right to convert a portion of the loan in the amount of $24,497 into 174,980 ordinary shares at a price per share of $0.14; on July 30, 2003 it received the right to convert a portion of the loan in the amount of $24,497 into 174,980 ordinary shares at a price per share of $0.14; on February 15, 2004 it received the right to convert a portion of the loan in the amount of $99,000 into 110,000 ordinary shares at a price per share of $0.90; and on March 29, 2004 it received the right to convert a portion of the loan in the amount of $77,000 into 110,000 ordinary shares at a price per share of $0.70. In December 2003, the Development Bank elected to convert the portions of the loans granted pursuant to the amendments of August 13, 2002 and July 30, 2003, resulting in the issuance of 349,960 ordinary shares, all of which were subsequently sold by the Development Bank. As of the date of this prospectus, the Development Bank has not exercised any of the other foregoing conversion rights. We are registering for resale 220,000 ordinary shares out of the 319,762 ordinary shares that may be issued to the Development Bank upon conversion of the convertible debenture issued to it (to the extent not already converted).

     Except for the foregoing, we did not enter into any transaction with the Development Bank during the past three years, other than transactions entered into in the ordinary course of business.

     With the exception of Mr. Shlomo Talitman, who received warrants to purchase 12,188 ordinary shares at an exercise price per share of $0.75 as a finder's fee in connection with the share purchase agreement of May and June, 2004, none of the selling shareholders is an affiliate of a registered broker-dealer. The warrants issued to Mr. Talitman were issued in the ordinary course of business. At the time of the acquisition by them of ordinary shares and other securities convertible into or exercisable for ordinary shares, none of the selling shareholders had any agreements, understandings or arrangements with other persons, either directly or indirectly, to dispose of the securities to be registered hereunder.

     The following table presents information with respect to the beneficial ownership of our ordinary shares by each selling shareholder and the number of shares that may be offered for sale pursuant to this prospectus by each such selling shareholder and the number and percent of outstanding ordinary shares that will be owned by each selling shareholder after the sale of the registered ordinary shares, assuming the sale of all of the registered ordinary shares. This information was compiled from information provided to us by or on behalf of the selling shareholders with respect to their holdings. Based on representations we received from the selling shareholders, to our knowledge, as of the date of this prospectus the amounts set forth below have not changed. Our registration of these shares does not necessarily mean that the selling shareholders will sell any or all of the registered shares.


                                                                                    Number of
                                                                                     Shares
                                                                                   Underlying
                                                                                   Warrants or
                            Number of                                              Convertible        Number of
                             Shares      Percent of                                Loans to be          Shares        Percent of
                          Beneficially  Outstanding     Number of Shares to      Offered for the     Beneficially    Outstanding
Name and Address of       Owned Prior  Shares Prior to   be Offered for the          Selling         Owned After     Shares After
Selling shareholder      to offering (1) offering (2)   Selling Shareholders       Shareholders      the Offering    the Offering
-------------------        -----------  ------------    --------------------       ------------      ------------    ------------
Michael Weinberger
1327 Wellington
Avenue
Teaneck, NJ 07666            62,500         (3)                50,000               12,500(4)              0              0

KZ Limited
c/o Euro Dutch Trust
Company
Charlotte House
Charlotte Street
PO Box N9204
Nassau, Bahamas             218,750(5)      (3)               175,000               43,750(4)              0              0

JBE Limited
c/o Euro Dutch Trust
Company
Charlotte House
Charlotte Street
PO Box N9204
Nassau, Bahamas             218,750(5)      (3)               175,000               43,750(4)              0              0

Semamor Enterprises
289 Long Oak Drive
Chicago, IL 60185           500,000(6)     2.2%               400,000              100,000(4)              0              0

Iroquois Capital LP
641 Lexington Avenue,
26th Floor
New York, NY 10022          250,000(7)     1.1%               200,000               50,000(4)              0              0

Chaim Cymerman
c/o Investscape
81 Sokolov Street
Ramat Hasharon, 47238
Israel                       76,250         (3)                61,000               15,250(4)              0              0


                                                                                   Number of
                                                                                     Shares
                                                                                   Underlying
                                                                                   Warrants or
                            Number of                                              Convertible        Number of
                             Shares      Percent of                                Loans to be          Shares        Percent of
                          Beneficially  Outstanding     Number of Shares to      Offered for the     Beneficially    Outstanding
Name and Address of       Owned Prior  Shares Prior to   be Offered for the          Selling         Owned After     Shares After
Selling shareholder      to offering (1) offering (2)   Selling Shareholders       Shareholders      the Offering    the Offering
-------------------        -----------  ------------    --------------------       ------------      ------------    ------------
AFIK Holdings SPRL
c/o Investscape
81 Sokolov Street
Ramat Hasharon, 47238
Israel                      125,000(8)     (3)                100,000               25,000(4)              0              0

Sara Ehrmann
c/o Investscape
81 Sokolov Street
Ramat Hasharon, 47238
Israel                      125,000        (3)                100,000               25,000(4)              0              0


Benjamin Kedar
c/o Investscape
81 Sokolov Street
Ramat Hasharon, 47238
Israel                       55,000        (3)                 44,000               11,000(4)              0              0

Eran Bar Gil
c/o Investscape
81 Sokolov Street
Ramat Hasharon, 47238
Israel                       50,000        (3)                 40,000               10,000(4)              0              0

I.D. Megiddo
Investment and Trade
Ltd.
c/o Investscape
81 Sokolov Street
Ramat Hasharon, 47238
Israel                       37,500(9)     (3)                 30,000                7,500(4)              0              0

                                                                                   Number of
                                                                                     Shares
                                                                                   Underlying
                                                                                   Warrants or
                            Number of                                              Convertible        Number of
                             Shares      Percent of                                Loans to be          Shares        Percent of
                          Beneficially  Outstanding     Number of Shares to      Offered for the     Beneficially    Outstanding
Name and Address of       Owned Prior  Shares Prior to   be Offered for the          Selling         Owned After     Shares After
Selling shareholder      to offering (1) offering (2)   Selling Shareholders       Shareholders      the Offering    the Offering
-------------------        -----------  ------------    --------------------       ------------      ------------    ------------
Irit Lifshitz
c/o Investscape
81 Sokolov Street
Ramat Hasharon, 47238
Israel                       25,000        (3)                 20,000               5,000(4)               0              0

Avishai Ben Yishai
c/o Investscape
81 Sokolov Street
Ramat Hasharon, 47238
Israel                       25,000        (3)                 20,000               5,000(4)               0              0

Tobi Ephraim
c/o Investscape
81 Sokolov Street
Ramat Hasharon, 47238
Israel                       25,000        (3)                 20,000               5,000(4)               0              0

Rina Ephraim
c/o Investscape
81 Sokolov Street
Ramat Hasharon, 47238
Israel                       35,000        (3)                 28,000               7,000(4)               0              0

KRSL Investments
Management Ltd.
c/o Investscape
81 Sokolov Street
Ramat Hasharon, 47238
Israel                      190,000(10)    (3)                152,000              38,000(4)               0              0


                                                                                    Number of
                                                                                     Shares
                                                                                   Underlying
                                                                                   Warrants or
                            Number of                                              Convertible         Number of
                             Shares      Percent of                                Loans to be          Shares        Percent of
                          Beneficially   Outstanding     Number of Shares to      Offered for the     Beneficially    Outstanding
Name and Address of       Owned Prior   Shares Prior to   be Offered for the          Selling         Owned After     Shares After
Selling shareholder      to offering (1)  offering (2)  Selling Shareholders       Shareholders      the Offering    the Offering
-------------------        -----------   ------------    --------------------       ------------      ------------    ------------
Yoram Levinson
c/o Investscape
81 Sokolov Street
Ramat Hasharon, 47238
Israel                        187,500        (3)                150,000             37,500(4)                 0          0

Dalia Rivka Ravnof
c/o Investscape
81 Sokolov Street
Ramat Hasharon, 47238
Israel                         62,500        (3)                 50,000             12,500(4)                 0          0

Jacob Sabo
c/o Investscape
81 Sokolov Street
Ramat Hasharon, 47238
Israel                        125,000        (3)                100,000             25,000(4)                 0          0

Eisenberg O
Management and
Consulting Ltd.
c/o Investscape
81 Sokolov Street
Ramat Hasharon, 47238
Israel                         75,000(11)    (3)                 60,000             15,000(4)                 0          0

Gibralt Capital
Corporation
2000-1177 West
Hastings Street
Vancouver, BC V6E 2K3
Canada                      1,552,566(12)    6.9%             1,250,000                  0              302,566        1.4%


                                                                                     Number of
                                                                                       Shares
                                                                                     Underlying
                                                                                    Warrants or
                            Number of                                                Convertible        Number of
                             Shares        Percent of                                Loans to be          Shares        Percent of
                          Beneficially    Outstanding     Number of Shares to      Offered for the     Beneficially    Outstanding
Name and Address of       Owned Prior    Shares Prior to   be Offered for the          Selling         Owned After     Shares After
Selling shareholder      to offering (1)   offering (2)   Selling Shareholders       Shareholders      the Offering    the Offering
-------------------        -----------    ------------    --------------------       ------------      ------------    ------------


Shlomo Talitman
81 Sokolov Street
Ramat Hasharon 47238
Israel                          12,188      (3)                       0               12,188(4)                  0          0

Smithfield
Investments B.V.
1725 Strawinskylaan
Amsterdam
Holland                     14,295,916(13)  51.2%             8,305,556            5,555,556(14)           434,804        1.9%

Israel Discount Bank
Ltd.
27 Yehuda Halevy Street
Tel Aviv
Israel                         370,092(15)   1.6%               239,756              130,336                     0          0

                                                                                   Number of
                                                                                     Shares
                                                                                   Underlying
                                                                                   Warrants or
                            Number of                                              Convertible        Number of
                             Shares      Percent of                                Loans to be          Shares        Percent of
                          Beneficially  Outstanding     Number of Shares to      Offered for the     Beneficially    Outstanding
Name and Address of       Owned Prior  Shares Prior to   be Offered for the          Selling         Owned After     Shares After
Selling shareholder      to offering (1) offering (2)   Selling Shareholders       Shareholders      the Offering    the Offering
-------------------        -----------  ------------    --------------------       ------------      ------------    ------------
Industrial
Development Bank of
Israel Ltd.
Beit Ofakim
82 Menachem Begin Road
Tel Aviv
Israel                        319,762(16)  1.4%                     0              220,000                 99,762         (3)

Vertical Ventures, LLC
641 Lexington Avenue,
26th Floor
New York, NY 10022          1,111,112(17)  4.8%               555,556              555,556                      0         0


----------

Except as otherwise noted and pursuant to applicable community property laws, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by that person or entity.

(1) Includes ordinary shares underlying currently exercisable warrants or convertible loans in the amounts set forth under the column headed "Number of Shares Underlying Warrants or Convertible Loans to be Offered for the Selling Shareholders".

(2) Based on 22,354,151 ordinary shares outstanding as of July 30, 2004, which excludes an aggregate of 3,000,000 ordinary shares and, with respect to the holding percentage of each of such persons, also 750,000 ordinary shares underlying warrants, the issuance of which shares and warrants to the Belzberg Family is subject to approval of our shareholders.

(3)  Less than 1%.

(4)  The exercise price of such warrants is $0.75 per ordinary share.

(5) Anthony L.M. Inder Rieden has voting and/or investment control over this selling shareholder.

(6) Morris Belzberg has voting and/or investment control over this selling shareholder.

(7) Joshua Silverman has voting and/or investment control over this selling shareholder.

(8) Yoram Ben Porat has voting and/or investment control over this selling shareholder.

(9) David Megiddo and Issac Megiddo have voting and/or investment control over this selling shareholder.

(10) Ilan Shely and Naftali Ehrenfreund have voting and/or investment control over this selling shareholder.

(11) Ofer Eisenberg has voting and/or investment control over this selling shareholder.

(12) Excludes 1,000,000 ordinary shares and 250,000 ordinary shares underlying warrants, the issuance of which is subject to the approval of our shareholders. If such issuance is approved by our shareholders, this selling shareholder will hold more than 10% of our outstanding ordinary shares. Samuel Belzberg, one of our directors and the father of Marc Belzberg, chairman of our board of directors, our chief executive officer and a major shareholder, has voting and/or investment control over this selling shareholder.

13) This selling shareholder is a wholly owned subsidiary of Bellevue. Solomon Spira, the father-in-law of Marc Belzberg, chairman of our board of directors, our chief executive officer and a major shareholder, holds all of the voting rights and 10% of the economic rights (e.g., rights to distributions and liquidation proceeds) of Bellevue. Marc Belzberg holds 90% of the economic rights (but none of the voting rights) of Bellevue.

(14) The exercise price of such warrants is $0.54 per ordinary share.

(15) Includes 75,000 ordinary shares issuable upon the conversion of a debenture with an exercise price of $0.85 per ordinary share and 55,336 ordinary shares issuable upon the conversion of a debenture with an exercise price of $4.00 per ordinary share. This selling shareholder is a publicly held company whose shares are traded on the Tel Aviv Stock Exchange. The selling shareholder is controlled by the Government of the State of Israel.

(16) Includes 110,000 ordinary shares issuable upon the conversion of a debenture with an exercise price of $0.90 per ordinary share and 110,000 ordinary shares issuable upon the conversion of a debenture with an exercise price of $0.70 per ordinary share. Also includes 99,762 ordinary shares issuable upon the conversion of a debenture with an exercise price of $4.21 per ordinary share, which are not registered hereunder. This selling shareholder is a publicly held company whose shares are traded on the Tel Aviv Stock Exchange. The selling shareholder is controlled by the Government of the State of Israel through its direct holdings in the selling shareholder and indirectly through its controlling interest in Bank Leumi Ltd. and the Israeli Discount Bank Ltd.

(17) Includes 555,556 ordinary shares underlying a currently exercisable warrant at an exercise price of $0.54 per ordinary share. Joshua Silverman has voting and/or investment control over this selling shareholder.


                              PLAN OF DISTRIBUTION

     The selling shareholders may sell their shares on the OTCBB after the registration statement of which this prospectus forms a part is declared effective. The selling shareholders and their successors, including their permitted transferees, pledgees or donees or their successors, may sell the ordinary shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The shares covered by this prospectus to be sold from time to time by the selling shareholders may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions:

     o on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the ordinary shares may be listed or quoted at the time of sale, although at present our ordinary shares are not listed on any such market;

     o    in the over-the-counter market;

     o    in private transactions;

     o    through options or other derivative instruments;

     o    by pledge to secure debts and other obligations;

     o    through block transactions;

     o    any other legally available means; or

     o    a combination of any of the above transactions.

     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     The selling shareholders may either sell shares directly to purchasers, or sell shares to, or through, broker-dealers. These broker-dealers may act either as an agent of the selling shareholders, or as a principal for the broker-dealer's own account. These transactions may include transactions in which the same broker-dealer acts as an agent on both sides of the trade. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares. This compensation may be received both if the broker-dealer acts as an agent or as principal. This compensation might also exceed customary commissions.

     If any selling shareholder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of shares through:

     o    a block trade,

     o    a special offering,

     o    an exchange distribution or secondary distribution, or

     o    a purchase by a broker or dealer,

then we will file, if required, a supplement to this prospectus under Rule 424(b) of the Securities Act.

     The supplement will disclose, to the extent required:

     o the names of the selling shareholders and of the participating broker-dealer(s);

     o    the number of shares involved;

     o    the price at which such shares were sold;

     o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     o    any other fact material to the transaction.



     Selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares and deliver the ordinary shares to close out short positions, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities.

     In order to comply with the securities laws of some jurisdictions, if applicable, the holders of ordinary shares may sell in some jurisdictions through registered or licensed broker-dealers. If broker-dealers are used in the sale, unless otherwise indicated in a prospectus supplement with respect to the securities being offered thereby, the selling security holder will sell such securities to the broker-dealers as principals. The broker-dealers may then resell such securities to the public at varying prices to be determined by such broker-dealers at the time of resale.

     The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale or distribution of the ordinary shares may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling shareholder. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer who participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

     The selling shareholders may from time to time pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

     The selling shareholders also may transfer the ordinary shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the ordinary shares from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

     In connection with such sales, the selling shareholders and any participating broker may be deemed to be "underwriters" of the shares within the meaning of Section 2(11) of the Securities Act, although the offering of these securities may not be underwritten by a broker-dealer firm. If a selling shareholder qualifies as an "underwriter" under the Securities Act and the rules and regulations and interpretations thereunder, such selling shareholder will be subject to the prospectus delivery requirements of the Act. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders. Any such commissions and profits realized on any resale of the shares might be deemed to be underwriting discounts and commissions under the Securities Act. Sales in the market may be made to broker-dealers making a market in the ordinary shares or other broker-dealers, and such broker-dealers, upon their resale of such securities, may be deemed to be underwriters in this offering.

     Under the Exchange Act, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our ordinary shares for a period of up to 5 business days prior to the commencement of such distribution, subject to specified exceptions or exemptions. In addition, the selling shareholders will be subject to the applicable provisions of the Exchange Act, including Regulation M, which may restrict certain activities and limit the timing of purchases and sales of ordinary shares by the selling shareholders or any other such persons. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

     In order to comply with the securities laws of some jurisdictions, if applicable, the ordinary shares must be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     Pursuant to the terms of the share purchase agreements into which we entered with certain of the selling shareholders in May and June 2004, we agreed to prepare and file with the SEC a registration statement on Form F-3, to enable the resale by such selling shareholders from time to time on the OTCBB of the shares issued to them and the shares underlying the warrants issued to them. We also agreed to use reasonable commercial efforts to cause such registration statement, among other things, to remain continuously effective until the earlier of (i) the date on which all of the shares issued and shares underlying warrants issued to such selling shareholders have been sold hereunder or (ii) the date on which all of the shares issued and shares underlying warrants issued to such selling shareholders can be sold by holders thereof pursuant to Rule 144(k) promulgated under the Securities Act. These selling shareholders have agreed that we may (i) suspend sales of the ordinary shares registered hereunder after this registration statement is declared effective by the SEC and (ii) require that such selling shareholders cease the sale of such ordinary shares if we are engaged in a merger, acquisition or sale, private or public offering or similar events and our board of directors determined in good faith that, as a result of such activity, (A) it would be materially detrimental to us to maintain a registration statement at such time or (B) it is in our best interest to defer proceeding with such registration at such time.


     We will make copies of this prospectus available to the selling shareholders and have informed the selling shareholders of the need for delivery of a copy of this prospectus to each purchaser of the ordinary shares prior to or at the time of such sale.

     The aggregate proceeds to the selling shareholders from the sale of the ordinary shares registered hereunder will be the purchase price of the ordinary shares less any discounts and commissions, if applicable. A selling shareholder reserves the right to accept and, together with its agents, to reject, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from the resale of these securities by the selling shareholders. We will, however, receive cash consideration in connection with the exercise of the warrants.

     If required, the ordinary shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     To the extend required, we will use our best efforts to file one or more supplements to this prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information.

                             VALIDITY OF SECURITIES

     The validity of the ordinary shares offered in this offering, including the ordinary shares underlying warrants or debentures will be passed upon for us by Elchanan Landau Law Offices, Jerusalem, Israel, our Israeli counsel.

                                     EXPERTS

     Our consolidated financial statements appearing in our annual report (Form 20-F) for the year ended January 31, 2004 and incorporated by reference in this prospectus and registration statement, have been audited by Kost Forer Gabbay & Kasierer, independent registered public accounting firm, a member of Ernst & Young Global, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       ENFORCEABILITY OF CIVIL LIABILITIES

     We are incorporated under the laws of the State of Israel. Service of process upon us, our directors and executive officers, the Israeli experts named in this prospectus and the selling shareholders, most of whom reside outside the United States, will be difficult to obtain within the United States. Furthermore, because substantially all of our assets and the assets of these persons are located outside the United States, any judgment obtained in the United States against us or any of these persons will be difficult to collect outside those countries.

     We have been informed by our legal counsel in Israel, Elchanan Landau Law Offices, that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce a final executory judgment of a foreign court in civil matters including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

     o    the judgment is enforceable in the state in which it was given;

     o the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

     o the foreign court is not prohibited by law from enforcing judgments of Israeli courts;

     o adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his evidence;

     o the judgment and the enforcement of the civil liabilities are not contrary to the law, public policy, security or sovereignty of the State of Israel;

     o the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

     o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

     o the obligations under the judgment are enforceable according to the laws of the State of Israel.

     We have irrevocably appointed e-SIM Inc. as our agent to receive service of process in any action against us in any competent court of the United States arising out of this offering or any purchase or sale of securities in connection with this offering.

     Foreign judgments enforced by Israeli courts are generally payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at an annual statutory rate set by Israeli regulations prevailing at the time or linked to the foreign currency in which judgment has been given, plus interest at such rates as the court may determine appropriate. If the judgment debt is linked to the Israeli consumer price index, judgment creditors must bear the risk of unfavorable exchange rates.

                        UP TO 19,293,254 ORDINARY SHARES

                                   E-SIM LTD.

                              -------------------
                                   PROSPECTUS
                              -------------------